Outlook

Wefunder link for investing in CareNgen for investments less than $50K

From [redacted]
Date Sun 1/25/2026 4:51 PM
To [redacted]

Hi [redacted] thank you again for coming to learn more about CareNgen. If you still have questions, I am going to be working with John Blake this week to formalize the proforma and go to market strategy and resource planning.   I will be able to more succinctly answer your questions.

I am attaching the link to our Wefunder page where you can make your investment if it is less than $50k. How it works is you make your investment, and the amount comes out of your account and is held in Wefunder until we raise the $1M through a combination of Wefunder investments and SAFEs. When we close the Wefunder your money converts to an investment and you will get documentation of your investment.

https://wefunder.com/carengen

Sincerely,

[redacted]

CARENGEN
SENIOR CARE PLANNING SIMPLIFIED